

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 16, 2012

<u>Via E-mail</u>
Ryan C. Farris
President
Ally Wholesale Enterprises LLC
200 Renaissance Center
Detroit, Michigan, 48265

      Re: Ally Master Owner Trust
               Form 10-K for Fiscal Year Ended December 31, 2011
               Filed March 30, 2012
               File No. 333-167044-01

Dear Mr. Farris:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note that Ally Financial Inc. is responsible for assessing compliance with Item 1122(d)(4)(xiv) of Regulation AB which requires an assessment of whether delinquencies, charge-offs and uncollectible accounts are recognized and recorded in accordance with the transaction agreements. Please tell us where we can locate the provisions in your transaction agreements and disclosure in your prospectus(es) related to delinquencies, charge-offs and uncollectible accounts.

<u>Item 1122 of Regulation AB. Compliance with Applicable Servicing Criteria, page 4</u>

2. We are unable to confirm whether the material instances of noncompliance with the servicing criterion in Items 1122(d)(3)(i)(B) and 1122(d)(3)(ii) of Regulation AB that are identified in Wells Fargo's Assessment of Compliance with Applicable Servicing Criteria

are relevant to the transaction covered by the Form 10-K and whether the identified the material instances of noncompliance should be identified in the Form 10-K. Therefore, please tell us, with a view towards disclosure, whether the identified material instances of noncompliance in Wells Fargo's Assessment of Compliance with servicing criteria are relevant to the transaction covered by the Form 10-K. Finally, please tell us what consideration you have given to including a sentence in the body of the your Form 10-K indicating whether or not any identified material instance of noncompliance disclosed in any party's report relates to the servicing criteria applicable to such party for the transaction covered by the Form 10-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this comment, you may contact Max Rumyantsev at (202) 551-3784 or me at (202) 551-3225.

Sincerely,

Robert Errett
Special Counsel